                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SC TO-I/A
                                 SC 13E3/A
                               (Amendment No. 1)


                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        NIAGARA MOHAWK POWER CORPORATION
                       (Name of Subject Company (Issuer))

                        NIAGARA MOHAWK POWER CORPORATION
                             (Name of Filing Person)

           Fixed/AdjustableRate Cumulative Preferred Stock, Series D
                    Cumulative Preferred Stock, 3.40% Series
                    Cumulative Preferred Stock, 3.60% Series
                    Cumulative Preferred Stock, 3.90% Series
                    Cumulative Preferred Stock, 4.10% Series
                    Cumulative Preferred Stock, 4.85% Series
                    Cumulative Preferred Stock, 5.25% Series
                         (Title of Class of Securities)

                                    653522771
                                    653522201
                                    653522300
                                    653522409
                                    653522508
                                    653522607
                                    653522706
                      (CUSIP Number of Class of Securities)

                                 Gregory Barone
                        Niagara Mohawk Power Corporation
                            300 Erie Boulevard West
                               Syracuse, NY 13202

          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                             Keith F. Higgins, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110




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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]



     This Amendment No. 1 to Schedule TO/13E-3 amends and supplements the Schedule TO/13E-3 originally filed by Niagara Mohawk Power Corporation, a New York corporation ("Niagara Mohawk"), on February 27, 2002. This Amendment No. 1 to Schedule TO/13E-3 relates to the tender offers by Niagara Mohawk to purchase all of its outstanding shares of the following series of cumulative preferred stock (the "Preferred Stock") at the following applicable cash purchase prices per share:



                                                                  PURCHASE PRICE
SERIES                                            CUSIP NO.         PER SHARE
Fixed/Adjustable Rate Cumulative
  Preferred Stock, Series D                       653522771           $53.76
Cumulative Preferred Stock, 3.40% Series          653522201           $63.43
Cumulative Preferred Stock, 3.60% Series          653522300           $67.16
Cumulative Preferred Stock, 3.90% Series          653522409           $72.76
Cumulative Preferred Stock, 4.10% Series          653522508           $76.49
Cumulative Preferred Stock, 4.85% Series          653522607           $90.49
Cumulative Preferred Stock, 5.25% Series          653522706           $93.58




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         The offers are subject to the terms and conditions set forth in the
Offer to Purchase dated February 27, 2002 (the "Offer to Purchase") and in the related Letters of Transmittal (the "Letters of Transmittal"), as amended or supplemented from time to time. Except as amended and supplemented hereby, the Schedule TO/13E-3 filed by Niagara Mohawk on February 27, 2002 remains in effect.

         The Schedule TO/13E-3 is hereby amended and supplemented as follows:

ITEM 1.  SUMMARY TERM SHEET

         The Summary Term Sheet of the Offer to Purchase is hereby amended by amending the second sentence of the first paragraph of the answer to Question 12 to read as follows:

"If an offer is extended, you can withdraw tendered preferred shares until the expiration of the extension period."

ITEM 2.  SUBJECT COMPANY INFORMATION

         Section 7 of the Offer to Purchase ("Certain Information about the Preferred Shares") is hereby amended by amending the third paragraph and the chart that immediately follows such paragraph to read as follows:

         "In addition, the following table sets forth the sales prices for each series of preferred shares on the NYSE as reported by the Dow Jones News Service as of (a) December 20, 2001, the day before National Grid announced its intention to have us or an affiliate make offers to purchase all of our outstanding shares of preferred stock, subject to completion of the acquisition of Holdings by National Grid, (b) January 15, 2002, the day before the SEC approved the acquisition of Holdings by National Grid under the 1935 Act, and
(c) February 25, 2002, and also sets forth the premiums represented by the purchase price for each series of preferred shares over the market prices as of such dates expressed as a percentage."



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

------------------------------------------------------------------------------------------------------------
                      NYSE       AS OF         PURCHASE        AS OF      PURCHASE      AS OF       PURCHASE
     SERIES          TICKER   DECEMBER 20,      PRICE       JANUARY 15,     PRICE    FEBRUARY 25,    PRICE
                     SYMBOL      2001          PREMIUM         2002        PREMIUM       2002       PREMIUM
------------------------------------------------------------------------------------------------------------
Fixed/Adjustable
  Rate Series D       NMK-N      $52.03*         3.33%        $53.00*       1.43%       $55.00       -2.25%
  3.40% Series        NMK-A      $50.50*        25.60%        $53.50*      18.56%       $62.50        1.49%
  3.60% Series        NMK-B      $49.00         37.06%        $59.50       12.87%       $67.00        0.24%
  3.90% Series        NMK-C      $51.50*        41.28%        $60.00       21.27%       $70.00        3.94%
  4.10% Series        NMK-D      $53.13         43.97%        $63.77*      19.95%       $74.00        3.36%
  4.85% Series        NMK-E      $64.00*        41.39%        $73.50*      23.12%       $82.50        9.68%
  5.25% Series        NMK-G      $70.50*        32.74%        $83.40*      12.21%       $90.50        3.40%


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         Section 8 of the Offer to Purchase ("Certain Information about Niagara Mohawk") is hereby amended by adding the following two sentences after the first sentence of the first paragraph that read as follows:

         "Niagara Mohawk Holdings, Inc., a New York corporation, is our parent holding company. Niagara Mohawk Holdings, Inc. is located at 300 Erie Boulevard West, Syracuse, New York 13202. National Grid USA, a Massachusetts corporation, is the parent company of Niagara Mohawk Holdings, Inc. National Grid USA is located at 25 Research Drive, Westborough, Massachusetts 01582."

         Schedule I of the Offer to Purchase is also hereby amended by amending the second paragraph to read as follows:

         "Unless otherwise noted below, neither Niagara Mohawk Holdings, Inc. nor National Grid USA nor any of the following persons have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws."

ITEM 4.  TERMS OF THE TRANSACTION

         Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment") is hereby amended by amending the second sentence of the first paragraph to read as follows:

"In addition, we reserve the right, subject to compliance with Rule 13e-4(f)(5) under the Exchange Act, to delay the acceptance for payment or payment for preferred shares in order to comply in whole or in part with any applicable governmental regulatory approvals."



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         Section 11 of the Offer to Purchase ("Conditions to the Offers") is
hereby amended by amending the first sentence of the first paragraph to read as follows:

         "Notwithstanding any other provision of the offers, we will not be required to accept for payment or pay for any preferred shares tendered, and may terminate or amend and may postpone, subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered, the acceptance for payment of preferred shares tendered, if at any time after February 27, 2002 and at or before the time of expiration of the offers, any of the following shall have occurred:"

         Section 11 is hereby further amended by amending the first condition to read as follows:

         "1. There shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to any offer or to us or any of our subsidiaries, by any legislative body, court, authority, government or governmental agency, authority or tribunal which, in our reasonable judgment, would or could or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the preferred shares illegal or otherwise restrict or prohibit consummation of any offer, (ii) delay or restrict our ability or render us unable to accept for payment or pay for some or all of the preferred shares, (iii) materially impair the contemplated benefits of any offer to us or (iv) in our reasonable judgment, materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or any offer's contemplated benefits to us in the form of financial savings to Niagara Mohawk;"

         Section 11 is hereby further amended by amending the third condition to read as follows:

         "3. There shall have occurred any event or events that has resulted, or may in our reasonable judgment result, directly or indirectly, in an actual or threatened change in the business, condition (financial or otherwise), income, operations, stock ownership or prospects of us and our subsidiaries; and, in our reasonable judgment, such event or events are so material and adverse as to make it undesirable or inadvisable to proceed with any offer or with such acceptance for payment."

         Section 11 is hereby further amended by amending the first sentence of the second paragraph to read as follows:

         "The foregoing conditions are for our benefit and we may assert them regardless of the circumstances, and we may waive any such condition, in whole or in part, at any time and from time to time in our discretion prior to the expiration date."



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ITEM 12.  EXHIBITS.

The following exhibit is hereby added:

         (c)(1) Text of presentation by Merrill Lynch, Pierce, Fenner & Smith Inc. to the board of directors of Niagara Mohawk Power Corporation made on February 26, 2002.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by deleting the first two sentences of the second paragraph under the heading "Purpose of the Transaction" and replacing them with the following:

         "As part of the general corporate planning in connection with the proposed merger between National Grid and Holdings, National Grid employees analyzed our capital structure. Due to our financial condition and bond ratings, we had been paying comparatively high interest rates and preferred dividend rates in recent years. It was anticipated that, upon completion of the merger, our bond ratings would improve and we would have access to additional funds through the National Grid system. These factors were expected to facilitate some recapitalization of Niagara Mohawk and reduce our cost of capital, but we had not decided upon a particular plan. In December 2001, two holders of preferred stock, Delta Dividend Group, Inc. and Bradd Gold, expressed concerns about the effect of the proposed merger on the preferred shareholders. Specifically, they were concerned that the merger with a foreign entity would significantly disenfranchise and damage the holders of preferred stock, though they did not set forth any specific measures to address their concerns. The discussions between our treasurer and officers of National Grid subsidiaries about the appropriate response to these concerns focused our attention on the preferred shares. It was decided that the retirement of the preferred stock and its replacement with debt would produce immediate savings to Niagara Mohawk."

(b) Alternatives. Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by adding a new sentence before the last sentence of the second paragraph under the heading "Purpose of the Transaction" that reads as follows:

"Prior to making these offers, our board of directors considered whether to redeem shares of the 3.40% Series, 3.60% Series, 3.90% Series, 4.10% Series, 4.85% Series and 5.25% Series, but given current market conditions, the market prices for such shares and the redemption prices for such shares, the board decided that it would be more cost effective for Niagara Mohawk to tender for these series of preferred stock. See Section 7, "Certain Information about the Preferred Shares" for the market prices for such shares as of recent dates and the redemption prices for such shares. Shares of the Series D are not



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redeemable until on or after December 31, 2004 and thus our board did not consider any alternatives to the tender offer for shares of the Series D."

(c) Reasons. Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by amending the current second to last sentence of the second paragraph under the heading "Purpose of the Transaction" to read as follows:

         "In order to ensure our prompt compliance with the agreement described above with Delta Dividend Group and Bradd Gold, we are now making these offers for the remaining series of our preferred stock."

(d) Effects. Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by adding a new paragraph after the second paragraph under the heading "Purpose of the Transaction" that reads as follows:

         "Niagara Mohawk and its affiliates will benefit from the tender offers by saving approximately $4.25 million per year, which is based upon the annual after tax savings to Niagara Mohawk of refinancing the preferred shares with debt and which assumes the purchase of 100% of the outstanding shares of each series of preferred stock pursuant to the offers. As a result of the offers, however, Niagara Mohawk will have less cash on hand and more debt than it currently does. The tender offers will provide unaffiliated security holders with the benefit of immediate liquidity for their preferred shares and will also permit them to sell their preferred shares without the usual transaction costs associated with open market sales. Those unaffiliated security holders who do not tender their preferred shares in the offers may be affected by the decreased liquidity, market value and ratings and increased price volatility of the preferred shares after the completion of the offers. For a further discussion of the potential detriments of the offers to unaffiliated security holders, see the discussion under the heading "Effects of the Offers on the Market for our Preferred Shares; Registration under the Exchange Act" in this Section 6."

         Section 13 of the Offer to Purchase ("Material United States Federal Income Tax Consequences of the Offers") is hereby amended by adding a new paragraph at the end of the section that reads as follows:

         "Tax Consequences to Niagara Mohawk. We will not recognize any taxable gain or loss as a result of our purchase of preferred shares pursuant to the offers."

SCHEDULE 13E-3, ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a) Fairness. Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by adding a new paragraph before the last paragraph under the heading "Fairness of the Offers" that reads as follows:

         "The board ultimately determined the offer prices for each series of preferred stock by examining recent historical market prices for the shares and based upon Merrill Lynch's presentation to the board on February 26, 2002 that the offers were being made at prices and on such terms as are customary for tender offers for similar securities and fair from a financial point of view to the unaffiliated holders of preferred shares. For a


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more detailed discussion of Merrill Lynch's analysis, see the discussion under the heading "Niagara Mohawk Financial Analysis" in this Section 6."

(b) Factors Considered in Determining Fairness. Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by amending the first two bulletpoints under the heading "Fairness of the Offers" to read as follows:

     - the board examined the relationship of the offer price for each series of preferred shares and the historical market prices of the preferred shares on December 20, 2001, the day before National Grid announced its intention to have us or an affiliate make offers to purchase all of our outstanding shares of preferred stock, and on January 15, 2002, the day before the SEC approved the acquisition of Holdings by National Grid under the 1935 Act, as more fully set forth in Section 7, "Certain Information about the Preferred Shares";

     - the purchase price for each series represents a premium over recent historical market prices as more fully set forth in Section 7, "Certain Information about the Preferred Shares";

Section 6 of the Offer to Purchase is also amended by inserting a third bulletpoint in the third paragraph under the heading "Fairness of the Offers" that reads as follows:

     - the board retained Merrill Lynch, a nationally recognized investment banking firm, to provide advice in determining the terms of the offers.

SCHEDULE 13E-3, ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by deleting the last sentence of the eighth paragraph under the heading "Opinion of Merrill Lynch".
Section 6 is also hereby amended by adding in the following new sentences after the first sentence of the last paragraph under the heading "Niagara Mohawk Financial Analysis" that read as follows:

         "Merrill Lynch has been compensated approximately $20,144,000 during the past two years as a result of its relationship with Niagara Mohawk and its affiliates, including National Grid. The estimated maximum aggregate compensation that Merrill Lynch may receive as fees for acting as a dealer manager and financial advisor in connection with the offers will be $1,475,000. Merrill Lynch may also receive a portion of the soliciting dealer fees as discussed in Section 14, "Fees and Expenses - Soliciting Dealer Fees"."

(c) Availability of Documents. Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by inserting a new sentence after the first sentence of the third paragraph under the heading "Opinion of Merrill Lynch" that reads as follows:



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          "Merrill Lynch has consented to the inclusion of its opinion as an exhibit to this offer to purchase. While the Merrill Lynch opinion states that it is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of Niagara Mohawk, the question of whether such party can rely on the opinion to support any claim arising under applicable state law will be resolved by a court of competent jurisdiction. In addition, the resolution of such issue will have no effect on the rights and responsibilities of the board of directors under state law and the availability of such a defense would have no effect on the rights and responsibilities of either Merrill Lynch or the board of directors under federal securities laws."






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                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 14, 2002


                                      NIAGARA MOHAWK POWER CORPORATION


                                      By: /s/ Arthur W. Roos
                                          -------------------------------
                                          Name: Arthur W. Roos
                                          Title: Assistant Treasurer



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